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                             March 23, 2022

       Yi Shao
       Chief Executive Officer
       Oriental Culture Holding LTD
       Room 1402, Richmake Commercial Building
       198-200 Queen   s Road Central, Hong Kong

                                                        Re: Oriental Culture
Holding LTD
                                                            Amendment No.1 to
Registration Statement on Form F-3
                                                            Filed February 22,
2022
                                                            File No. 333-262398

       Dear Mr. Shao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-3 filed February 22, 2022

       Prospectus Cover Page

   1. We note your response to comment 2, as well as your amended disclosure that "there are uncertainties in the
interpretation and enforcement of these new laws and guidelines, which could materially
and adversely impact [y]our business and financial outlook and may impact [y]our
ability to accept foreign investments or continue to list on a U.S. or other foreign
exchange." Please also state that such uncertainties could impact the
                                                        company   s ability to
conduct its business (emphasis added).
   2. We note your response to comment 3 and we reissue the comment. Your disclosure continues to state that
"[t]he Company, we, us, our company, and our are referred to
                                                        Oriental Culture
Holding LTD. ("Oriental Culture"), a holding company incorporated under the laws of the
Cayman Islands, its subsidiaries, VIE and the subsidiaries of VIE"
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany
March      NameOriental Culture Holding LTD
       23, 2022
March2 23, 2022 Page 2
Page
FirstName LastName
         (emphasis added). We also note that your disclosure on page ii under the heading "About
         This Prospectus" continues to state that "all references in this prospectus to "Oriental
         Culture", "OCG," "we," "us," "our," "the Company," "the "Registrant" or similar words refer to Oriental Culture Holding LTD., together with our subsidiaries, VIE and its subsidiaries" (emphasis added). Please remove the references to your VIE and its subsidiaries when discussing how you refer to the "Company."
3.       We note your response to comment 4 and have the following comments:

                We note your amended disclosure discussing the typical cash transfer process, as well as the chart provided on page 9, which quantifies the cash transfers from your VIE to both your HK subsidiary and your holding company. Please disclose here that cash transfers have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and also quantify the amounts as you do on page 9, in either narrative or tabular form.

                We note your disclosure on page 8 that you "rely on dividends and other distributions on equity paid by [y]our subsidiaries for [y]our cash and financing requirements."
              Please revise your disclosure to explain how you "rely" on such dividends and distributions, even though no such dividends or distributions have been made to date.
Prospectus Summary, page 10

4. We note your response to comment 5, as well as your amended disclosure, and we reissue the comment in-part. Please disclose that the company may incur substantial costs to enforce the terms of the VIE arrangements.
5. We note your response to comment 6 and your revised disclosure that "[i]n order to
         further reinforce the WFOE   s right to control and operate the
variable interest entity . . . "
         Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
6. We note your response to comment 7, as well as your amended disclosure that the legal and operational risks "could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." Please also discuss significant regulatory, liquidity and enforcement risks, including that "the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the
         Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers," as you disclose on page 14 (emphasis added). Please also address how these risks and uncertainties could result in a material change in your operations and/or the
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany
March      NameOriental Culture Holding LTD
       23, 2022
March3 23, 2022 Page 3
Page
FirstName LastName
         value of the securities you are registering for sale. Also, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Please include cross-references to the more detailed discussion of these risks in the prospectus.
7.       We note your response to comment 8 and we reissue the comment in-part.
Please
         specifically disclose each "business license" required to operate your current business in
         China. We also note your disclosure that you do not believe that "we are a Critical
         Information Infrastructure Operator . . . " (emphasis added). Please revise this statement to state that you do not believe that "we, our subsidiaries, our VIE and its subsidiaries" are a Critical Information Infrastructure Operator, if true. Finally, we note your revised disclosure that "[i]f we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless." Please revise to also discuss the consequences to your business operations.
8. As a related matter, we note your revised disclosure regarding the regulations that became effective on February 15. Please also address the two new draft regulations proposed by the CSRC.
9.       We note your response to comment 9 and have the following comments:

                We note your amended disclosure that that there are tax consequences with respect to "dividends payable by Chinese companies to non-PRC-resident enterprise." While we note your disclosure that "no dividends . . . have been made . .. . ," we also note your disclosure of certain cash transfers from your VIE to your holding company and
              HK subsidiary. Please disclose any tax consequences or confirm that there were none with respect to any such cash transfers.

                We note your amended disclosure that "there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including .
              . . the abilities to settle amounts owed." Please also address the ability to settle amounts owed under the VIE agreements.

10. Please note that we are still considering your response to comment 10 and may have additional comments.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Yi Shao
Oriental Culture Holding LTD
March 23, 2022
Page 4

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                           Sincerely,
FirstName LastNameYi Shao
                                                           Division of
Corporation Finance
Comapany NameOriental Culture Holding LTD
                                                           Office of Trade &
Services
March 23, 2022 Page 4
cc:       Jeffrey Li
FirstName LastName